United States securities and exchange commission logo





                              June 4, 2020

       Clint Jones
       Chief Executive Officer
       GoHealth, Inc.
       214 West Huron Street
       Chicago, IL 60654

                                                        Re: GoHealth, Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted May 8,
2020
                                                            CIK No. 0001808220

       Dear Mr. Jones:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement submitted May 8, 2020

       Cover Page

   1. Refer to the third page of the gatefold graphics. Please include a cross-reference to the definition of and
reconciliation for each of the non-GAAP measures presented here.
                                                        Please also add a
footnote defining the LTV / CAC Medicare-Internal Segment operating metric.
       Prospectus Summary, page 1

   2. Refer to the first paragraph. Please substantiate that you have a track record of significant growth in the Medicare
segment.
 Clint Jones
GoHealth, Inc.
June 4, 2020
Page 2
3. Refer to the first full paragraph on page 2. Please briefly describe how you determined the estimate of your total addressable market.
4. Refer to the second full paragraph on page 2 Please describe the significance of interactions and leads and conversion rate and discuss how these measures are meaningful to investors.
5. Refer to the first paragraph on page 6. Please provide the basis of your belief that the number of Submitted Policies makes you one of the largest health insurance marketplaces.
Summary Historical and Pro Forma Condensed Consolidated Financial and Other
Data
Other Operating Data, page 27

6. We note your inclusion of other operating data for the years ended December 31, 2019 and 2018 here and elsewhere in the filing. However, the financial statement periods present separate successor and predecessor periods for the year ended December 31,
         2019. Please revise here and elsewhere (e.g., pages 102 to 104) to disaggregate the other operating data in 2019 between the successor and predecessor periods to correspond to the financial statement periods.
Management's Discussion and Analysis of Financial Condition and Results of Operations, page
98

7. Please disclose and discuss actual renewal commissionable approved submissions and estimated average policy life for your major categories of plan types for the periods presented within the financial statements, or tell us why you are unable to do so.
8. Please disclose your average ranges of commission rates by plan type and specify the difference in commission rate from a newly approved submission versus a renewal commission (if any), or tell us why such information is not meaningful. Additionally, to the extent it is material, discuss commission rate compression or expansion due to competition or other market events.
9. We note you address Adjusted EBITDA which you have identified as a Non-GAAP
         Measure within the overview and elsewhere within the filing. Please revise here and elsewhere (e.g., the third page of the gatefold graphics, the fourth paragraph on page 1, and the last paragraph on page 3) to also present the most directly comparable GAAP measure with equal or greater prominence to the non-GAAP measure. Factors Affecting Our Results of Operations, page 100

10. Please describe any known trends or uncertainties that have had, or that you reasonably
FirstName LastNameClint Jones
       expect will have, a material favorable or unfavorable impact on revenue or results of
Comapany NameGoHealth, Item 303(a) of Regulation S-K and Section III.B.3. of Release No.
       operations. Refer to Inc.
June 4,33-8350. 2
        2020 Page
FirstName LastName
 Clint Jones
FirstName Inc.
GoHealth, LastNameClint Jones
Comapany NameGoHealth, Inc.
June 4, 2020
Page 3
June 4, 2020 Page 3
FirstName LastName
Key Business and Operating Metrics by Segment, page 101

11. For each of the operating metrics you present, please discuss any material assumptions or limitations associated with that metric.
Lifetime Value of Commissions per Consumer Acquisition Cost, page 102

12. We note that your calculation of lifetime value of commissions is based on estimates for future renewal commissions. Please tell us and quantify the specific inputs you used to estimate the future renewals during each financial statement period. In addition, tell us how actual renewal rates experienced thus far compare to your estimates.
13. We note that your consumer acquisition cost ("CAC") is computed as the cost to convert a prospect into a customer less other non-commission carrier revenue for such period.
         Please tell us what were your CAC during each financial statement period and provide us with an example calculation and discussion of your quantitative inputs into your CAC, including how it compares to your financial statement expense line items (e.g. customer care and enrollment).
Results of Operations
Commission Revenues, page 108

14. We note that your commission revenues increased as a result of 360% and 111% increases in commissionable approved submissions for the Medicare - Internal and Medicare -
         External segments, respectively. However, it is not clear how these percentages reconcile to the table showing a total 233.9% increase in total commissionable approved submissions on page 103. Please tell us how these amounts reconcile and revise the table on page 103 to disaggregate the commissionable approved submissions between your segments.
15. We note your revenue recognition policy on page F-15 states that the Company recognizes commission revenue when a carrier has received and approved an insurance application in an amount that represents the total estimated lifetime commissions. Further, we note that the total estimated lifetime commissions includes an initial component as well as estimated renewal components. Please tell us and revise your disclosures to quantify the amount of revenue recognized relating to each of these components during each financial statement period presented.
Segment Information
Revenues, page 113

16. We note that revenues for the Medicare - Internal segment increased to $317.5 million for the pro forma fiscal year 2019 compared to $53.4 million for the year ended December 31,
         2018, representing an increase of approximately 495%, compared to commissionable approved submissions increasing by only 360%. Similarly, we note that revenues for the
         Medicare - External segment increased to $115.1 million for the pro forma fiscal year
 Clint Jones
GoHealth, Inc.
June 4, 2020
Page 4
       2019 compared to $58.8 million for the year ended December 31, 2018, representing an increase of approximately 96%, compared to commissionable approved submissions increasing by only 111%. Please revise your discussion here and elsewhere to provide additional clarity and context around the drivers impacting your revenue, including pricing mix, policy variability, carrier mix or other factors, as applicable. Refer to Item
       303 of Regulation S-K.
Description of Capital Stock
Forum Selection, page 169

17. You state that the federal district courts will be the exclusive forum for claims arising under the Securities Act. Please state here and in the carryover risk factor on pages 69-70 that shareholders will not be deemed to have waived the company's compliance with the federal securities laws.
18. You state that the exclusive forum provision will not apply to claims under the Exchange
       Act. Please confirm that this will be explicitly stated in your certificate of incorporation or, alternatively, tell us how you plan in future filings to make investors aware that the provision is not applicable to these claims.
       You may contact Lory Empie, Staff Accountant, at (202) 551-3714 or Robert Klein, Staff
Accountant, at (202) 551-3847 if you have questions regarding comments on the financial statements and related matters. Please contact J. Nolan McWilliams, Attorney-Advisor, at (202)
551-3217 or Dietrich King, Attorney-Advisor, at (202) 551-8071 with any other questions.



                                                              Sincerely,
FirstName LastNameClint Jones
                                                              Division of
Corporation Finance
Comapany NameGoHealth, Inc.
                                                              Office of Finance
June 4, 2020 Page 4
cc:       Stelios G. Saffos, Esq.
FirstName LastName